

December 2, 2020

David A. Poe, Chairman
Odilon Almeida, President & CEO
ACI Worldwide, Inc.
3520 Kraft Road, Suite 300
Naples, FL 34105

cc: Board of Directors

Dear David and Odilon,

As we have previously disclosed, Starboard Value LP (together with its affiliates, "Starboard") currently owns approximately 9% of the outstanding shares of ACI Worldwide, Inc. ("ACI" or the "Company"), making us one of the Company's largest shareholders.

We have enjoyed our conversations and growing relationship. As you know, we are keenly interested in the Company's attempt at reinvigoration and believe ACI is highly strategic and well positioned. As such, we watched the recent Analyst Day presentation with great interest.

We think it is important to view the Analyst Day with some historical context. ACI has held four different Analyst Day presentations over the previous five years. In each case, ACI has failed to meet the expectations set by its long-term guidance. Furthermore, ACI has been the subject of takeover speculation for many years, as the quality of the Company's assets and the importance of ACI to the broader payments ecosystem is obvious to most industry participants. This speculation reached a peak last November, when it was rumored that ACI was approached by several different strategic and financial buyers interested in acquiring the Company at a substantial premium. It is widely understood by the investor community that ACI's Board of Directors (the "Board") decided not to conduct a sale process at that time. The inherent assumption underlying this decision is that the Board believed there was more value that could be created for shareholders by remaining a public company than by selling the Company. Now we are one year past this decision and ACI's share price has declined as much as 45% from its high last year, and remains below the level it was trading at last November.

Given this context, we were eagerly anticipating ACI's Analyst Day presentation to understand if the details of the Company's standalone plan would justify the Board's confidence. We were expecting to see projected improvements in organic growth and profitability so dramatic that the choice to remain a public company would be obvious to shareholders. Instead, we were presented with a guidance range that is so conservative that it seems almost impossible for management to miss, and a gradual three-year timeline that implies it will take ACI almost another two years from today just to get back to its 2019 revenue base and start producing new organic growth.

ACI: Illustrative Revenue Projections Based on Management's Guidance

	2019	2020E	2021E	2022E	'19-'22 CAGR
Reported Revenue[1]	$1,383	$1,262	$1,337	$1,417	0.8%
% Growth		*-8.7%*	*6.0%*	*6.0%*	
(-) Pass-Through Revenue	(393)	(342)	(362)	(384)	
Pro Forma Net Revenue[2]	**$990**	**$920**	**$975**	**$1,033**	*1.4%*
% Growth		*-7.1%*	*6.0%*	*6.0%*	

(1) 2020 revenue is based on consensus estimates. 6% revenue growth in 2021-22 is based on management's "mid-single digit" revenue growth guidance range.
(2) Assumes ratio of Net Revenue to Reported Revenue remains constant from 2020-22. 2019 numbers are pro forma for SpeedPay acquisition.

Management has stated that most of the revenue decline over the past year has been due to temporary factors such as delays in customer purchasing decisions related to the pandemic. Given this fact, we would expect these delayed purchasing decisions to result in a revenue tailwind in 2021 and 2022. However, even if ACI grows near the high-end of its "mid-single digit" revenue guidance range, it would imply that ACI's annualized organic growth rate over the three-year period from 2019 to 2022 would only be about ~1.4%. In other words, ACI's new guidance does not seem to assume much incremental organic revenue growth above and beyond the natural tailwind that will occur from renewals that have already shifted into future years. It is not until 2023, which is year-three of management's plan, that the guidance implies new organic growth resulting in a revenue base that meaningfully exceeds ACI's 2019 level. If this new guidance is really the best that you can do over the next three years, then we believe that a sale of the Company is clearly a more attractive option for shareholders.

We understand that the simple analysis outlined above does not adjust for the impact of ACI's planned transition to a subscription pricing model. The transition from term license agreements to subscription pricing will reduce revenue recognition in the early years of the transition, effectively limiting ACI's reported revenue growth and margin expansion. Clearly, navigating a transition to a subscription model while remaining a public company is a difficult undertaking, and based on the gradual timeline outlined by management, completing this transition may take up to 10 years. This is yet another reason that we, and other shareholders, believe that now is the right time for the Board to evaluate other options. Before embarking on a transition that could last a decade, we believe the

Board must concurrently explore all available strategic alternatives to maximize value, including a sale of the Company. ACI has tremendous value, but it may not be appreciated in the public markets if organic growth rates do not significantly exceed guidance.

We were also surprised by ACI's conservative margin guidance of "150 to 200 basis points" of margin expansion over the next three years. It is well known that software companies generally have low levels of variable costs and enjoy exceptionally high incremental margins. However, if ACI's future revenue growth and EBITDA margins are in-line with its recent guidance, it would imply that the Company's incremental margins will be less than 50% (and even lower if you also assume that ACI executes on the full amount of its announced cost savings). While we understand that the shift to subscription pricing and cloud deployment might weigh on margins to some extent, ACI's incremental margins should still be far higher than the Company's guidance implies. We believe that this margin expansion opportunity is yet another reason that ACI is an attractive acquisition target and believe that a strategic or financial buyer would be able to achieve higher incremental margins than ACI's standalone plan.

ACI: Illustrative Financial Projections Based on Management's Guidance

	2019[1]	2020E	2021E	2022E
Pro Forma Net Revenue[2]	$990	$920	$975	$1,033
% Growth		*-7.1%*	*6.0%*	*6.0%*
Pro Forma Adjusted EBITDA[3]	$339	$313	$339	$367
% Net Margin	*34.2%*	*34.0%*	*34.8%*	*35.5%*
% Incremental Margins			*47.4%*	*48.1%*

(1) 2019 numbers are pro forma for SpeedPay acquisition.
(2) 2020 revenue and EBITDA is based on consensus estimates. 6% revenue growth in 2021-22 is based on management's "mid-single digit" revenue growth guidance range.
(3) Assumes low-end of management's margin guidance range is achieved by 2022 (Year 2 of 3-year plan) and no new net cost savings in 2021-2022.

As we have discussed with you on several occasions, any standalone plan needs to be considered by the Board on a risk-adjusted basis and compared to other alternatives. Given the disclosed plan and any reasonable risk adjustment, we believe a process to explore strategic alternatives will likely produce a better outcome for the benefit of shareholders. There has been an unprecedented amount of consolidation in the payments industry in recent years and the M&A activity has continued this year despite uncertainty related to the pandemic. A wide variety of both strategic and financial acquirers have been active in the industry and we have reason to believe that some of these potential buyers may have approached ACI to express interest. While management's long-term plan may create value, the plan isn't good enough to justify remaining a standalone public company, carries significant execution risk, and will require years to complete. Ultimately, it is incumbent upon the

Board to assess the <u>risk-adjusted</u> value that could be realized in the future by executing management's plan, and weigh this against the value that could be realized in the near-term through a sale of the Company. In light of this, we expect the Board to retain advisers and conduct a full and fair sale process.

We look forward to continuing our discussions. We know the Board and management have historically leaned toward a standalone solution and truly urge you to make an objective decision as to the best interest of the shareholders.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP